                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
          WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2004, and for the period from May 31, 2004 (date of our last examination) through August 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2004, and for the period from May 31, 2004 (date of our last examination) through August 31, 2004, with respect to securities reflected in the investment accounts of the Funds.


SCHWAB CAPITAL TRUST


/s/ Evelyn Dilsaver                                   January 31, 2005
--------------------------------------          ----------------------------
Evelyn Dilsaver                                 Date
President and Chief Executive Officer

/s/ George Pereira                                    January 31, 2005
--------------------------------------          ----------------------------
George Pereira                                  Date
Principal Financial Officer and Treasurer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of
Schwab Capital Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio, and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2004 (without prior notice to management) and with respect to agreement of security purchases and sales, for the period from May 31, 2004 (date of our last examination) through August 31, 2004:


- Review of the Funds' underlying mutual fund investments at August 31, 2004 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Funds' custodian on such date;

- Confirmation of CSC's omnibus accounts for the underlying mutual fund investments at August 31, 2004 with Boston Financial Data Services ("BFDS");

- Review of CSC's reconciliation of their books and records of the omnibus accounts for the underlying mutual fund investments to the books and records of BFDS, at August 31, 2004, in all material respects;

- Agreement of each Funds' underlying mutual fund investments at August 31, 2004 recorded on the books and records of the Funds to the books and records of CSC.

- Confirmation with BFDS of total shares purchased and total shares redeemed for a sample of separate days during the period from May 31, 2004 through August 31, 2004, related to CSC's omnibus accounts for the underlying mutual fund investments.

- Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from May 31, 2004 through August 31, 2004 from the books and records of the Funds to the books and records of CSC.


We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2004 with respect to mutual fund investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
------------------------------
San Francisco, California
November 11, 2004

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                                   August 31, 2004

2.    State Identification Number:

AL       --       AK  60039730    AZ  20205        AR  60008428    CA  505-6972      CO   IC-93-06-160
CT   214160       DE  339         DC  60009385     FL  Exempt      GA  SC-19938      HI      --
ID   49355        IL  0354157     IN  93-0319 IC   IA  I-41482     KS  1998S0001357  KY   60005040
LA   92848        ME  2-13755     MD  SM19981147   MA      --      MI  924329        MN   R-36652.1
MS  MF-98-08-129  MO  1993-00496  MT  39119        NE  35,612      NV     --         NH      --
NJ   BEM-1167     NM  4944        NY      --       NC  3181        ND  V578          OH   37245
OK   SE-2081948   OR  1995-665    PA  93-05-025MF  RI      --      SC  MF11533       SD   15702
TN   RM03-3410    TX  C-56104     UT  004-8656-45  VT  5/07/98-01  VA  116961        WA  60020838
WV   BC-30438     WI  349089-03   WY  18237        PUERTO RICO           S-19466

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - ALL EQUITY PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                                   August 31, 2004

2.    State Identification Number:

AL       --       AK  60034922    AZ  13078        AR  60008420    CA  505-6972      CO  IC-93-06-160
CT  214152        DE  3151        DC  60009292     FL  Exempt      GA  SC-19938      HI     --
ID  45976         IL  0354157     IN  93-0319 IC   IA  I-34555     KS  1996S68       KY  60005040
LA  92848         ME  202646      MD  SM19950820   MA  95-0424     MI  928267        MN  R-36652.1
MS  MF-95-07-080  MO  1993-00496  MT  33572        NE  29,681      NV    --          NH     --
NJ  BEM-1167      NM  15782       NY  S 27 32 28   NC  3181        ND  N131          OH  37245
OK  SE-2081947    OR  1995-665    PA  93-5-025MF   RI      --      SC  MF9260        SD  6518
TN  RM03-3410     TX  C-48130     UT  004-8656-45  VT  7/24/95-15  VA  116961        WA  60014083
WV  BC-30438      WI  303933-03   WY  18237        PUERTO RICO         S-16002

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - GROWTH PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                                   August 31, 2004

2.    State Identification Number:

AL     --         AK  60036878    AZ  13076        AR  60008422    CA  505-6972      CO  IC-93-06-160
CT  214153        DE  3149        DC  60009290     FL  Exempt      GA  SC-19938      HI      --
ID  45975         IL  0354157     IN  93-0319 IC   IA  I-34553     KS  1996S67       KY  60005040
LA  92848         ME  202648      MD  SM19950826   MA  95-0438     MI  928265        MN  R-36652.1
MS  MF-95-07-106  MO  93-00496    MT  33571        NE  29,687      NV     --         NH      --
NJ  BEM-1167      NM  11440       NY  S 27 32 26   NC  3181        ND  N129          OH  37245
OK  SE-2081945    OR  1995-665    PA  93-5-025MF   RI     --       SC  MF9250        SD  6517
TN  RM03-3410     TX  C-48139     UT  004-8656-45  VT  7/24/95-14  VA  116961        WA  60014080
WV  BC-30438      WI  303932-03   WY  18237        PUERTO RICO         S-16021

   Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - BALANCED PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

     101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                                   August 31, 2004

2.    State Identification Number:

AL      --        AK  60036879    AZ  13077        AR  60008421    CA  505-6972      CO  IC-93-06-160
CT  214151        DE  3150        DC  60009291     FL  Exempt      GA  SC-19938      HI      --
ID  45978         IL  0354157     IN  93-0319 IC   IA  I-34554     KS  1996S69       KY  60005040
LA  92848         ME  202647      MD  SM19950827   MA  95-0423     MI  928267        MN  R-36652.1
MS  MF-95-07-083  MO  93-00496    MT  33573        NE  29,680      NV     --         NH      --
NJ  BEM-1167      NM  15784       NY      --       NC  3181        ND  N130          OH  37245
OK  SE-2081946    OR  1995-665    PA  93-5-025MF   RI       --     SC  MF9261        SD  6516
TN  RM03-3410     TX  C-48129     UT  004-8656-45  VT  7/24/95-13  VA  116961        WA  60014088
WV  BC-30438      WI  303935-03   WY  18237        PUERTO RICO         S-16019

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - CONSERVATIVE PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104